Exhibit 12.1
Supplemental Financial Schedule II
TeleCommunication Systems, Inc.
Valuation and Qualifying Accounts
(amounts in thousands)

Column A	Column B	Column C	Column D	Column E
	Balance	Additions,
	Beginning	Costs, and		Balance End of
Description	of Year	Expenses	Deductions	Year
Year ended December 31, 2010
Allowance for doubtful accounts	$389	$175	$(117)	$447
Income tax valuation allowance	$698	$—	$—	$698

Year ended December 31, 2009
Allowance for doubtful accounts	$285	$234	$(130)	$389
Income tax valuation allowance	$—	$698	$—	$698

Year ended December 31, 2008
Allowance for doubtful accounts	$265	$193	$(173)	$285
Income tax valuation allowance	$45,053	$—	$(45,053)	$—